SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Increases Boeing 737-800 Next Generation Order to 161 Aircraft;
Announces Plan for Fleet Modernization and Renewal

São Paulo, December 27, 2007 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the parent company of Brazil’s low-cost airlines GOL Transportes Aéreos S.A. and VRG Linhas Aéreas S.A., announced today that it has exercised firm orders for 34 Boeing 737-800 NGs, completing the purchase option for 121 aircraft negotiated in October 2006, and has signed a new contract for the acquisition of 40 additional aircraft for delivery in 2012-2014.

"This new contract will further reduce GOL's costs and enable us to continue to modernize our fleet with new aircraft," says Fernando Rockert de Magalhães, GOL’s Technical Vice President. The agreement, which increases the number of aircraft on order from 121 to 161, is in line with GOL’s policy of reducing operating costs by operating a standardized fleet.

The Boeing 737-800 NG, with its low operating costs, is a key part of GOL’s strategy to popularize air travel in South America. The first aircraft under the order, a 737-800 SFP (Short Field Performance), was added to GOL’s fleet on July 30, 2006. Boeing developed the 737-800 SFP aircraft with short runway and take-off and landing capabilities per GOL’s specifications. The 737-800s are also equipped with winglets, a technology that improves aircraft performance during takeoff, allows for longer non-stop flights, and affords fuel savings of more than three percent per year. All Boeing 737 model aircraft adhere to international safety rules and are certified by U.S. and Brazilian authorities to take-off and land on short runways.

The 737-800 is larger than the 737-700 and can carry up to 30 percent more passengers. “Increased seat capacity per aircraft not only reduces the costs of providing passenger transportation, but also improves our ability to distribute passengers within our large domestic and growing international flight networks,” adds Rockert. GOL’s integrated flight network offers daily flights to more destinations in Brazil than any other domestic airline while providing customers with the most convenient flight schedules in the country. VRG’s network is adding service to premium destinations in Europe, North America and South America. The Group’s 14 current airline distribution partnerships make the combined network one of the largest for passengers flying to and from Brazil.

The Company also announced that it has accelerated its plans for modernization and renewal of the GOL and VRG fleets. The fleet modernization and renewal plan will replace all 737-300 aircraft with Next Generation models, thereby reducing the fleet’s average age and fuel consumption while also improving productivity. The 737-300 models were initially added to the fleet in 2004 under short-term leases as a bridge to the arrival of the new 737-800s from the original Boeing purchase contract signed in May 2004. According to the modernization plan, GOL and VRG’s narrow-body fleets will be comprised entirely of Next Generation Aircraft by year-end 2008.

The Company currently operates 99 Boeing 737 aircraft, including the 300, 700NG and 800NG models. Compared to the previously disclosed plan, in 2008 the Company plans to replace nine 737-300s with two 737-700s and seven 737-800s. In 2009, plans are to replace three 737-300s with two 737-700s and one 737-800. The increase in firm orders for the 737-800 NG will add two new 737-800s to the fleet in 2011 and nine new 737-800s to the fleet in 2012.

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The fleet modernization plan guarantees that the GOL fleet will maintain its status as one of the youngest and most-modern in the world. By the end of 2009, 50 percent of the narrow-body fleet will be comprised of 737-800 SFP aircraft, reducing the average age of the combined narrow-body fleet to 5.5 years. At the end of 2012, over 75 percent of the narrow-body fleet will be comprised of 737-800 SFP aircraft, maintaining the average age of the combined narrow-body fleet at 5.5 years. The table below details the revised fleet plan for the group through 2014:

Combined Fleet Plan (Operating, EOP)	2007	2008	2009	2010	2011	2012	2013	2014
B737-300	27	0	0	0	0	0	0	0
B737-700 NG	31	36	31	27	25	16	8	0
B737-800 NG	17	24	19	17	13	13	11	8
B737-800 NG SFP	24	37	52	68	80	95	116	129
B767-300 ER	7	14	14	14	14	14	14	14

Total	106	111	116	126	132	138	149	151

About GOL Linhas Aéreas Inteligentes S.A.
GOL Linhas Aéreas Inteligentes S.A. is the parent company of low-cost airlines GOL Transportes Aéreos S.A. (“GTA”, which operates the GOL brand) and VRG Linhas Aéreas S.A. (“VRG”, which operates the VARIG brand). GTA and VRG offer daily flights to more destinations in Brazil than any other domestic airline while providing customers with the most convenient flight schedules in the country. The airlines operate a young, modern fleet of Boeing aircraft, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition to safe and reliable services, which stimulate brand recognition and customer satisfaction, the Company’s service is recognized as the best value proposition in the market. Growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic travel destinations. Shares are listed on the NYSE (GOL) and the Bovespa (GOLL4) stock exchanges.

GOL Transportes Aéreos S.A. offers over 630 daily flights to 60 destinations connecting the most important cities in Brazil as well as the main destinations in Argentina, Bolivia, Chile, Paraguay, Peru and Uruguay. For more information on GOL flight times and fares, please access www.voegol.com.br or call: 0300 115 2121 in Brazil, 0810 266 3131 in Argentina, 800 1001 21 in Bolivia, 1 888 0042 0090 or 1230 020 9104 in Chile, 009 800 55 1 0007 in Paraguay, 0800 52 900 in Peru, 0004 055 127 in Uruguay and 55 11 2125-3200 in other countries.

VRG Linhas Aéreas S.A. offers over 120 daily flights to 14 destinations in Brazil: Belo Horizonte, Brasília, Curitiba, Fernando de Noronha, Florianópolis, Fortaleza, Manaus, Porto Alegre, Recife, Rio de Janeiro (Santos Dumont and Tom Jobim), Salvador and São Paulo (Congonhas and Guarulhos). VRG also offers 14 daily flights to eight international destinations in South America and Europe: Buenos Aires, Bogotá, Caracas and Santiago, in South America and Frankfurt, London, Paris and Rome, in Europe. For more information on VRG flight times and fares, please access www.varig.com.br or call: 4003 7000 in Brazil, 0810 266 6874 in Argentina, 57 1 350 7100 in Colombia, 44 207 660 0341 in England, 33 1 70 48 00 58 in France, 39 06 4877 1352 in Italy, 34 91 754 7014 in Spain and 1 800 468 2744 or 1 800 GO VARIG in the USA and Canada.

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CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations
Ph: (5511) 3169 6800
E-mail: ri@golnaweb.com.br
Site: www.voegol.com.br/ir

Media – Brazil & Latin America	Media – U.S. & Europe
Ph: (5511) 3169 6967	Edelman; G. Juncadella and M. Smith
E-mail: comcorp@golnaweb.com.br	Ph: +1 (212) 704-4448 / 704-8196
E-mail:gabriela.juncadella@edelman.com;
meaghan.smith@edelman.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.